Exhibit 99.5

ALDA AGM held on April 26, 2013

May 10, 2013 – ALDA Pharmaceuticals Corp. (APH:TSX-V; OTC.BB:APCSF) (the “Company” or “ALDA”) announces that its Annual General Meeting of Shareholders was held in Vancouver, British Columbia on April 26, 2013 at which:

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The number of Directors was fixed a four,

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the incumbent directors of the Company, being Terrance Owen, Jamie Lewin, Eugene Beukma and Thomas Kennedy were re-elected as directors of ALDA for the coming year;

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Meyers Norris Penny LLP, Chartered Accountants, were appointed as auditors of ALDA for the coming year; and,

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in accordance w3ith the policies of the TSX Venture Exchange, the Company’s rolling 2003 Incentive Stock Option Plan, as amended, was ratified for the coming year.

On behalf of:

ALDA Pharmeceuticals Corp.

Terrance G. Owen, Ph.D., MBA

Presiden and CEL

owen.terrance@gmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.